SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 22, 2013

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

E.P. Coutinho

Koninklijke Philips Electronics N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

- “Philips’ First Quarter Results 2013”, dated April 22, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 22nd day of April 2013.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ E.P. Coutinho

(General Secretary)

Q1 2013 Quarterly report

Philips operational results improve by 31% to EUR 421 million; net income at EUR 162 million

•	Comparable sales increased by 1%; growth geographies up by 4%

•	EBITA was EUR 402 million or 7.6% of sales

•	EBITA excluding restructuring and acquisition-related charges increased to EUR 421 million or 8.0% of sales, a significant improvement over the 6.1% of sales in Q1 2012

•	Net income of EUR 162 million was significantly better than Q1 2012 excluding one-off gains

•	Consumer Lifestyle sales grew 10%; the Audio, Video, Multimedia and Accessories business is reported as discontinued operations as of Q1 2013 following the signing of the agreement with Funai

•	Free cash flow was EUR 78 million, excluding payment of the EUR 509 million European Commission fine

•	Inventories as a percentage of sales improved by 1.4 percentage points compared to Q1 2012

Frans van Houten, CEO:

“We made solid progress again in the first quarter as all sectors contributed to the 31% improvement of our operational results, clearly demonstrating the positive impact our Accelerate! transformation program is having on our company. The initiatives to improve gross margins, structurally lower our cost base and reduce our inventory levels led to a better performance in the quarter. Consumer Lifestyle sales did very well, with strong 10% growth, as our locally relevant products and granular approach to drive growth delivered results. At Lighting, LED-based sales grew 38% over the previous year. Weak construction markets negatively impacted overall Lighting sales which were flat compared to the first quarter of 2012. At Healthcare, lower order intake in 2012 impacted sales, mainly in the US.

We reiterate our view of a slow first half to 2013, due to adverse market trends, especially in Europe and the US. We will continue to drive the execution of the Accelerate! initiatives, which include major productivity improvements and investments in innovation and sales capabilities, as we are convinced that our strong focus on operational excellence and organic growth will further unlock the full potential of Philips. We are committed to reach our financial targets this year.”

Q1 financials: Operating results improve to 8.0% of sales versus 6.1% in Q1 2012, with improvements across all sectors. Sales growth in the quarter was modest.

Healthcare comparable sales declined by 1% year-on-year. Customer Services and Home Healthcare Solutions had low-single-digit growth, Patient Care & Clinical Informatics sales were flat, and Imaging Systems sales had a high-single-digit decline. Currency-comparable equipment order intake declined by 5%. EBITA margin improved to 10.4% of sales. EBITA margin excluding restructuring and other charges was 10.5% of sales, a year-on-year improvement of 0.9 percentage points.

Consumer Lifestyle comparable sales were 10% higher year-on-year, driven by double-digit growth at Domestic Appliances, high-single-digit growth at Personal Care, and mid-single-digit growth at Health & Wellness. EBITA margin was 9.8%. EBITA margin excluding restructuring and other charges was 9.9% of sales, a year-on-year improvement of 3.2 percentage points.

Lighting comparable sales were in line with Q1 2012 as double-digit growth at Lumileds and mid-single-digit growth at Automotive were offset by declines in the other businesses. LED-based sales grew 38% compared to Q1 2012 and now represent 23% of Lighting sales. EBITA margin improved to 7.4%. EBITA margin excluding restructuring and other charges was 8.4%, an improvement of 3.7 percentage points.

Philips has completed 86% of the EUR 2 billion share buy-back program since the start of the program in July 2011.

Prior-period financials have been revised for the adoption of IAS19R, which mainly relates to pension reporting.

Accelerate! continues to deliver results

Our multi-year change and performance improvement program, Accelerate!, is now nearing its 2nd anniversary and has delivered solid results. The Accelerate! program will run through 2017 and has five comprehensive streams to enhance customer relevance, change the company culture, reduce overhead costs, streamline our end-to-end customer value chains, and re-allocate resources to profitable growth opportunities.

To support this transformation, over 900 senior leaders have participated in change management programs to create a high-performance culture. Our quarterly surveys conducted across 40,000 employees confirm that our Accelerate! initiatives are impacting all levels of the organization. We have launched our DfX program (DfX stands for Design for X, where X can be cost, quality, manufacturing, etc.) to reduce our bill of materials and improve value creation. The first pilots of our DfX program have clearly demonstrated the potential for improvement in this area. We have simplified the value chain in executed projects, which has led to an improvement of around 25% in customer service levels in Q1 2013 and reduced time-to-market of new innovations. Our overhead cost reduction program has resulted in EUR 549 million cumulative gross savings to date, including EUR 78 million realized in Q1 2013. We reduced inventory levels by 1.4 percentage points year-on-year this quarter.

Please refer to page 16 of this press release for more information about forward-looking statements, third-party market share data, use of non-GAAP information and use of fair-value measurements.

Philips Group

Net income

in millions of euros unless otherwise stated

	Q1	Q1
	2012	2013
Sales	5,307	5,258
EBITA	451	402
as a % of sales	8.5	7.6
EBIT	341	305
as a % of sales	6.4	5.8
Financial income (expenses)	(75)	(83)
Income taxes	(62)	(69)
Results investments in associates	(3)	1
Net income from continuing operations	201	154
Discontinued operations	(18)	8
Net income	183	162

Net income - shareholders per common share (in euros) - basic	0.20	0.18

Sales by sector

in millions of euros unless otherwise stated

	Q1 2012	Q1 2013	nominal	% change comparable
Healthcare	2,209	2,127	(4)	(1)
Consumer Lifestyle	923	1,003	9	10
Lighting	2,015	1,975	(2)	0
Innovation, Group & Services	160	153	(4)	(4)

Philips Group	5,307	5,258	(1)	1

Sales by geographic cluster

in millions of euros unless otherwise stated

	Q1 2012	Q1 2013	nominal	% change comparable
Western Europe	1,365	1,341	(2)	(2)
North America	1,722	1,650	(4)	(3)
Other mature geographies	483	493	2	10

Total mature geographies	3,570	3,484	(2)	(1)
Growth geographies	1,737	1,774	2	4

Philips Group	5,307	5,258	(1)	1

Net income

•

EBITA, excluding restructuring and acquisition-related charges, amounted to EUR 421 million, or 8.0% of sales. EBITA in Q1 2012, excluding restructuring and acquisition-related charges, gains on the Senseo transaction and the sale of the High Tech Campus real estate, and a loss on the sale of industrial assets, amounted to EUR 322 million, or 6.1% of sales.

•

Net income amounted to EUR 162 million. Excluding the EUR 119 million of net gains in Q1 2012, mainly related to the Senseo transaction and to the sale of the High Tech Campus real estate, net income increased by EUR 98 million year-on-year. This increase was driven by improved operating earnings across the three sectors, particularly Lighting.

•

Income from discontinued operations, at EUR 8 million, was EUR 26 million better than in Q1 2012 and represents the results of the Television and of the Audio, Video, Multimedia and Accessories businesses. The improvement was attributable to a lower loss related to the Television business.

Sales by sector

•	Group sales amounted to EUR 5,258 million, an increase of 1% on a comparable basis. Group nominal sales declined by 1%, including a 2% negative impact of currency and portfolio changes.

•

Healthcare comparable sales declined by 1% year-on-year. Customer Services and Home Healthcare Solutions had low-single-digit growth, Patient Care & Clinical Informatics sales were flat, and Imaging Systems sales had a high-single-digit decline.

•

Consumer Lifestyle comparable sales grew by 10% year-on-year. Double-digit growth was recorded at Domestic Appliances, high-single-digit growth at Personal Care, and mid-single-digit growth at Health & Wellness.

•	Lighting comparable sales were in line with Q1 2012 as double-digit growth at Lumileds and mid-single-digit growth at Automotive were offset by declines in the other businesses.

Q1 2013 Quarterly report	3

EBITA

in millions of euros

	Q1	Q1
	2012	2013
Healthcare	202	222
Consumer Lifestyle	211	98
Lighting	46	147
Innovation, Group & Services	(8)	(65)

Philips Group	451	402

EBITA

as a % of sales

	Q1	Q1
	2012	2013
Healthcare	9.1	10.4
Consumer Lifestyle	22.9	9.8
Lighting	2.3	7.4
Innovation, Group & Services	(5.0)	(42.5)

Philips Group	8.5	7.6

Restructuring and acquisition-related charges

in millions of euros

	Q1	Q1
	2012	2013
Healthcare	(9)	(2)
Consumer Lifestyle	(11)	(1)
Lighting	(24)	(19)
Innovation, Group & Services	1	3

Philips Group	(43)	(19)

EBIT

in millions of euros unless otherwise stated

	Q1	Q1
	2012	2013
Healthcare	151	176
Consumer Lifestyle	197	84
Lighting	2	110
Innovation, Group & Services	(9)	(65)

Philips Group	341	305
as a % of sales	6.4	5.8

Sales by geographic cluster

•	Sales in the mature geographies declined by 1% on a comparable basis relative to Q1 2012. Growth at Consumer Lifestyle was offset by declines at Lighting and Healthcare.

•	Growth geographies delivered 4% comparable sales growth, driven by higher sales at Consumer Lifestyle and Lighting, partly offset by a decline at Healthcare.

Earnings by sector

•

Healthcare EBITA was EUR 222 million, compared to EUR 202 million in Q1 2012. The year-on-year improvement was driven by overhead cost reductions, and gross margin improvements at Home Healthcare Solutions, Imaging Systems and Customer Services. EBITA, excluding restructuring and acquisition-related charges, was EUR 224 million, or 10.5% of sales, compared to EUR 211 million, or 9.6% of sales, in Q1 2012.

•

Consumer Lifestyle EBITA amounted to EUR 98 million, compared to EUR 211 million in Q1 2012 which included a EUR 160 million gain from the Senseo transaction. Excluding restructuring and acquisition-related charges and the gain on the Senseo transaction in Q1 2012, EBITA increased by EUR 37 million from EUR 62 million, or 6.7% of sales, in Q1 2012 to EUR 99 million, or 9.9% of sales, in Q1 2013. The EBITA improvement was driven by higher gross margin across all businesses and the elimination of costs related to the Television business.

•

Lighting EBITA amounted to EUR 147 million, compared to EUR 46 million in Q1 2012, when EBITA was impacted by a EUR 25 million loss on the sale of industrial assets. Excluding restructuring and acquisition-related charges and the loss on the sale of industrial assets in Q1 2012, EBITA improved by EUR 71 million from EUR 95 million, or 4.7% of sales, in Q1 2012 to EUR 166 million, or 8.4% of sales, in Q1 2013. The improvement was driven by a lower bill of materials, including lower phosphor prices as well as overhead cost savings.

•

Innovation, Group & Services EBITA amounted to a net cost of EUR 65 million, compared to a net cost of EUR 8 million in Q1 2012. Excluding a net release of restructuring provisions of EUR 3 million and the Q1 2012 gain of EUR 37 million on the sale of the High Tech Campus real estate, EBITA was a EUR 22 million higher net cost than in Q1 2012. This was mainly due to lower IP royalties and seasonality.

4	Q1 2013 Quarterly report

Financial income and expenses

in millions of euros

	Q1	Q1
	2012	2013
Net interest expenses	(74)	(74)
Value adjustment to option in the UK pension plan	19	2
Other	(20)	(11)

	(75)	(83)

Cash balance

in millions of euros

	Q1	Q1
	2012	2013
Beginning cash balance	3,147	3,834
Free cash flow	626	(431)
Net cash flow from operating activities	297	(228)
Net capital expenditures	329	(203)
Acquisitions of businesses	(230)	(11)
Other cash flow from investing activities	(176)	(70)
Treasury shares transactions	(154)	(222)
Changes in debt/other	1,116	16
Net cash flow discontinued operations	(104)	(50)

Ending balance	4,225	3,066

Cash flows from operating activities

in millions of euros

Financial income and expenses

•

Financial income and expenses amounted to a net expense of EUR 83 million. This is EUR 8 million higher than Q1 2012, which included a EUR 19 million gain on value adjustment related to the option in the UK pension plan. Net interest expense was in line with Q1 2012.

Cash balance

•

The group cash balance decreased during Q1 2013 to EUR 3,066 million. This was largely due to a free cash outflow of EUR 431 million, which included the payment of the EUR 509 million European Commission fine. It also included the use of EUR 222 million in treasury share transactions, primarily for our share buy-back program, as well as a EUR 70 million outflow related to other investing activities.

•

In Q1 2012 the cash balance increased to EUR 4,225 million, mainly driven by a free cash inflow of EUR 626 million and an increase in debt of EUR 1,116 million, mainly from the issuance of new bonds. This was offset by the cash used for the acquisition of Indal, the use of EUR 154 million in treasury share transactions for our share buy-back program, a EUR 104 million outflow related to discontinued operations, as well as EUR 176 million of cash used for other investing activities. In Q1 2012, the positive free cash flow of EUR 626 million included proceeds of EUR 170 million from the Senseo transaction and EUR 373 million from the sale of the High Tech Campus real estate.

Cash flows from operating activities

•

Cash flow from operating activities for the quarter was an outflow of EUR 228 million, compared to an inflow of EUR 297 million in Q1 2012. Q1 2013 was impacted by the payment of the EUR 509 million European Commission fine, while Q1 2012 included cash inflows of EUR 543 million from the Senseo transaction and the sale of the High Tech Campus real estate. Excluding these one-off cash flows, the cash flow from operating activities in Q1 2013 improved to an inflow of EUR 281 million, compared to a cash outflow of EUR 246 million in Q1 2012.

Q1 2013 Quarterly report	5

Gross capital expenditures1)

in millions of euros

Inventories

as a % of moving annual total sales

Net debt and group equity

in billions of euros

Gross capital expenditure

•	Gross capital expenditures on property, plant and equipment were EUR 13 million lower than in Q1 2012, mainly due to lower investments at Healthcare and Lighting.

Inventories

•	Compared to Q1 2012, inventories were 1.4 percentage points of sales lower. This was attributable to all sectors, but mainly driven by inventory productivity improvements at Healthcare.

Net debt and group equity

•

At the end of Q1 2013, Philips had net debt of EUR 1,536 million, compared to EUR 787 million at the end of Q1 2012. During the quarter, the net debt position increased by EUR 749 million, largely due to the payment of the EUR 509 million European Commission fine and treasury share transactions of EUR 222 million.

•	Group equity was unchanged from Q4 2012, at EUR 11.2 billion.

1)	Capital expenditures on property, plant and equipment only
2)	Excludes discontinued operations for both inventories and sales figures. Inventories excluding discontinued operations are disclosed in quarterly statistics.

6	Q1 2013 Quarterly report

Number of employees

in FTEs

1)

Number of employees excludes discontinued operations, comprising the Audio, Video, Multimedia and Accessories business, which employed 1,970 FTEs at the end of Q1 2013 , 2,005 FTEs at the end of Q4 2012 , and 2,285 FTEs at the end of Q1 2012

Employees

•

The number of employees decreased by 171 in the quarter. The decrease centered on Lighting and Healthcare and was mainly driven by the company’s overhead reduction program and the industrial footprint reduction at Lighting.

•

Compared to Q1 2012, the number of employees decreased by approximately 3,800. This decrease reflects a reduction of 3,190 employees, mainly related to the company’s overhead reduction program, primarily at Lighting and Healthcare. It also reflects the departure of 622 employees, due to the industrial footprint reduction at Lighting, and an increase at Consumer Lifestyle due to increased production requirements at Domestic Appliances and Personal Care, mainly in growth geographies.

Q1 2013 Quarterly report	7

Healthcare

Key data

in millions of euros unless otherwise stated

	Q1	Q1
	2012	2013
Sales	2,209	2,127
Sales growth
% nominal	12	(4)
% comparable	9	(1)
EBITA	202	222
as a % of sales	9.1	10.4
EBIT	151	176
as a % of sales	6.8	8.3
Net operating capital (NOC)	8,039	7,888
Number of employees (FTEs)	37,951	37,270

Sales

in millions of euros

EBITA

Business highlights

•

Expanding its leadership in image-guided interventions and therapy, Philips has globally introduced its EchoNavigator live image-guidance tool, a breakthrough technology that combines live X-ray and 3D ultrasound to support structural heart-disease repairs without the need for open-heart surgery.

•

Leveraging its expertise in clinical informatics, Philips has expanded its eICU offering to remotely monitor ICU patients from a centralized facility with an innovative graphical dashboard that integrates practical data with visual technology to help clinicians to prioritize patient needs and streamline in-hospital care.

•

In line with its strategic objective to expand its value segment portfolio in imaging, Philips has introduced the Multiva 1.5T MRI system and the Ingenuity Flex 16-slice CT scanner that combine fast and robust imaging with a rich set of clinical applications. In addition, Philips has started shipping the ultrasound ClearVue 350 and 550 value segment systems from its manufacturing facility in Suzhou in China.

•

Philips has grown its offering for personalized care from the hospital to the home with the introduction, in the US, of Philips Lifeline GoSafe, a new mobile personal emergency response system with a suite of locating technologies and two-way cellular voice communication including fall detection capabilities.

•

Investing in growth geographies, Philips launched the “Fabric of Africa”, a collaborative campaign to improve healthcare access across the continent. Philips will introduce innovative, cost-appropriate health technologies and solutions to the African market, and through local and international partnerships will provide financing solutions, technical assistance and support, and training programs.

Financial performance

•

Currency-comparable equipment order intake declined 5% year-on-year. Order intake at Patient Care & Clinical Informatics and Imaging Systems declined in the quarter. Equipment orders in Europe showed a high-single-digit decline due to weak markets in Western Europe. Orders in North America showed a double-digit decline, reflecting the continued market uncertainties. Equipment orders in growth geographies declined by 4%.

8	Q1 2013 Quarterly report

•

Healthcare comparable sales declined by 1% year-on-year. Customer Services and Home Healthcare Solutions had low-single-digit growth, Patient Care & Clinical Informatics sales were flat, and Imaging Systems sales had a high-single-digit decline.

•

From a regional perspective, comparable sales in growth geographies decreased by 2%, with high-single-digit sales growth in China and low-single-digit growth in Latin America offset by double-digit declines in Russia, the Middle East and Central and Eastern Europe. Comparable sales in mature geographies decreased by 1%, with mid-single-digit declines in North America and Europe. Comparable sales in other mature geographies showed strong double-digit growth.

•

EBITA was EUR 222 million, or 10.4% of sales, compared to EUR 202 million, or 9.1% of sales, in Q1 2012. The year-on-year improvement was driven by overhead cost reductions and gross margin improvements. Excluding restructuring and acquisition-related charges, EBITA grew to EUR 224 million, or 10.5% of sales, compared to EUR 211 million, or 9.6% of sales, in Q1 2012.

•

Net operating capital, excluding a currency translation increase of EUR 184 million, decreased by EUR 335 million. The decrease was largely driven by improved working capital. Inventories as a percentage of sales improved by 2.0 percentage points year-on-year, with improvements seen across all businesses.

•	Compared to Q1 2012, the number of employees decreased by 681, driven by reductions in North America and Europe.

Miscellaneous

•	Restructuring and acquisition-related charges in Q2 2013 are expected to total approximately EUR 5 million.

Q1 2013 Quarterly report	9

Consumer Lifestyle*

*	Excluding the Audio, Video, Multimedia and Accessories business

Key data

in millions of euros unless otherwise stated

	Q1 2012	Q1 2013
Sales	923	1,003
Sales growth
% nominal	12	9
% comparable	7	10
EBITA	211	98
as a % of sales	22.9	9.8
EBIT	197	84
as a % of sales	21.3	8.4
Net operating capital (NOC)	1,215	1,092
Number of employees (FTEs)	15,949	16,891

Sales

in millions of euros

EBITA

Business highlights

•

Pursuing its strategy to drive innovation in Oral Healthcare, Philips launched the Sonicare FlexCare Platinum, an innovative sonic toothbrush. Designed to give a deeper clean and remove up to six times more plaque between teeth than a manual toothbrush, it includes a pressure sensor to ensure an optimum brushing technique.

•

Philips won the ‘Superbrand China’ award in its category for the third consecutive year. The award resulted from an independent survey of thousands of Chinese consumers in over 200 cities, reflecting the strength of the Philips brand in China.

•	Leveraging its global innovation power and local-for-local capabilities, Philips introduced its SoupMaker to markets across Europe and the Middle East following a successful launch in France.

•

In North America, Philips launched its first shaver to address the specific shaving needs of African-American men. In an example of its end-to-end approach, a team of Philips experts across innovation, design and marketing worked closely with a key trade partner to bring the proposition to the market.

Financial performance

•	Comparable sales were 10% higher year-on-year, driven by double-digit growth at Domestic Appliances, high-single-digit growth at Personal Care, and mid-single-digit growth at Health & Wellness.

•

From a regional perspective, Consumer Lifestyle achieved a strong double-digit comparable sales increase in growth geographies, mid-single-digit growth in North America, and low-single-digit growth in Western Europe and other mature markets.

•

EBITA amounted to EUR 98 million, compared to EUR 211 million in Q1 2012, which included a EUR 160 million gain on the Senseo transaction. EBITA in Q1 2013 included restructuring and acquisition-related charges of EUR 1 million (Q1 2012: EUR 11 million) and EUR 7 million of net costs formerly reported as part of the Audio, Video, Multimedia and Accessories business in Consumer Lifestyle (Q1 2012 included EUR 8 million related to the Audio, Video, Multimedia and Accessories business and EUR 14 million related to the Television business).

10	Q1 2013 Quarterly report

•

Excluding restructuring and acquisition-related charges and the Q1 2012 gain on the Senseo transaction, EBITA increased by EUR 37 million to EUR 99 million, or 9.9% of sales, compared to EUR 62 million, or 6.7% of sales, in Q1 2012. The EBITA improvement was driven by higher gross margin across all businesses and the elimination of stranded costs related to the Television business.

•

Net operating capital decreased by EUR 123 million year-on-year, largely driven by lower working capital requirements. Inventories as a percentage of sales on a comparable basis (excluding the Audio, Video, Multimedia and Accessories business reported in Q1 2012) improved from 12.8% to 11.4%.

•	Compared to Q1 2012, the number of employees increased by 942, due to increased production requirements at Domestic Appliances and Personal Care, mainly in growth geographies.

Miscellaneous

•	Restructuring and acquisition-related charges in Q2 2013 are expected to total approximately EUR 5 million.

Q1 2013 Quarterly report	11

Lighting

Key data

in millions of euros unless otherwise stated

	Q1 2012	Q1 2013
Sales	2,015	1,975
Sales growth
% nominal	6	(2)
% comparable	2	0
EBITA	46	147
as a % of sales	2.3	7.4
EBIT	2	110
as a % of sales	0.1	5.6
Net operating capital (NOC)	5,004	4,664
Number of employees (FTEs)	53,169	49,404

Sales

in millions of euros

EBITA

Business highlights

•

Leading the digital technological revolution in lighting, Philips set a new standard with its latest Luxeon 3535L family of mid-power LEDs, offering the highest efficacy at required quality levels for consumer and professional applications.

•

Leveraging its expertise in LED lighting solutions, Philips has won a multi-year contract to switch the majority of the lighting in Paris’ metro and RER stations to LED. This will improve the quality of the light while halving energy consumption.

•

Growing its professional solutions and services business, Philips will upgrade the lighting of more than 1,500 Telkom buildings with LED-based solutions. The project is a collaboration with Telkom Property, a subsidiary of PT. Telkom Indonesia.

•

Developing integrated solutions for the professional market, Philips has lit up the building facades on the main streets of Moscow, enabling the city to operate the lighting of this area from one single point of control.

•

Underlining its expertise in customized architectural lighting solutions, Philips has lit up the iconic 666 meter Dragon Bridge in Da Nang, Vietnam. The colors of the 2,500 LED light points can be controlled and changed instantly to celebrate different festivals and holidays.

Financial performance

•	Lighting comparable sales were in line with Q1 2012 as double-digit growth at Lumileds and mid-single-digit growth at Automotive were offset by declines in the other businesses.

•	From a regional perspective, a 2% increase in comparable sales (excluding the OEM Lumileds sales) in growth geographies was offset by a decrease in mature geographies.

•	Comparable LED-based sales grew 38% compared to Q1 2012 and now represent 23% of Lighting sales.

•

EBITA amounted to EUR 147 million, compared to EUR 46 million in 2012, and included restructuring and acquisition-related charges of EUR 19 million (Q1 2012: EUR 24 million). In Q1 2012, EBITA was also impacted by a EUR 25 million loss on the sale of industrial assets.

12	Q1 2013 Quarterly report

•

Excluding restructuring and acquisition-related charges and the loss on the sale of industrial assets in Q1 2012, EBITA was EUR 166 million, or 8.4% of sales, compared to EUR 95 million, or 4.7% of sales, in Q1 2012. The improvement was driven by a lower bill of materials, including lower phosphor prices as well as overhead cost savings.

•

Net operating capital, excluding a currency translation increase of EUR 142 million, decreased by EUR 482 million year-on-year. The decrease was largely driven by improved working capital and an increase in provisions related to restructuring. Inventories as a percentage of sales improved by 1.0 percentage point year-on-year.

•	Compared to Q1 2012, the total number of employees decreased by 3,765, mainly driven by the rationalization of the industrial footprint and overhead cost reductions.

Miscellaneous

•	Restructuring and acquisition-related charges in Q2 2013 are expected to total approximately EUR 30 million.

Q1 2013 Quarterly report	13

Innovation, Group & Services

Key data

in millions of euros unless otherwise stated

	Q1 2012	Q1 2013
Sales	160	153
Sales growth
% nominal	(22)	(4)
% comparable	(9)	(4)
EBITA of:
Group Innovation	(36)	(30)
IP Royalties	59	52
Group and Regional Costs	(33)	(36)
Accelerate! investments	(26)	(29)
Pensions	(2)	(4)
Service Units and Other	30	(18)

EBITA	(8)	(65)
EBIT	(9)	(65)
Net operating capital (NOC)	(3,624)	(3,675)
Number of employees (FTEs)	12,654	12,346

Sales

in millions of euros

EBITA

in millions of euros

Business highlights

•

Reinforcing its LED technology leadership, Philips’ researchers have developed the world’s most energy-efficient LED tube light suitable for general lighting applications. The tube lighting replacement TLED prototype produces a record 200 lumens per watt (lm/ W) of high-quality white light compared with 100 lm/ W for fluorescent lighting.

•	Philips has 22 winners of the prestigious ‘red dot award: product design 2013’. Topping the winners’ list was the new Philips Wake-up Light, which was recognized as ‘red dot: best of the best’.

•

Highlighting Philips’ commitment to sustainability as an integral part of its strategy, the company has been ranked number seven on the annual list of ‘Global 100 Most Sustainable Corporations in the World’ issued by Corporate Knights – up six places from last year.

•

Philips has been recognized by the US Environmental Protection Agency for its outstanding contribution to environmental protection through energy efficiency, after having launched 269 new ENERGY STAR-qualified products in 2012.

Financial performance

•	Sales decreased from EUR 160 million in Q1 2012 to EUR 153 million in Q1 2013.

•	EBITA amounted to a net cost of EUR 65 million, compared to a net cost of EUR 8 million in Q1 2012.

•

EBITA, excluding a net release of restructuring provisions of EUR 3 million (Q1 2012: EUR 1 million release) and a gain of EUR 37 million on the sale of the High Tech Campus real estate in Q1 2012, was a EUR 22 million higher net cost than in Q1 2012. This was mainly due to lower IP royalties and seasonality.

•

Service Units and Other EBITA was negatively impacted by EUR 18 million of net costs formerly reported as part of the Audio, Video, Multimedia and Accessories (AVM&A) business in Consumer Lifestyle (Q1 2012 included EUR 10 million related to the AVM&A business and EUR 8 million related to the Television business).

•	Compared to Q1 2012, the number of employees decreased by 308, primarily due to restructuring activities in the Service Units, particularly in IT and Financial Operations.

Miscellaneous

•	Restructuring and acquisition-related charges in Q2 2013 are expected to total approximately EUR 15 million.

14	Q1 2013 Quarterly report

Additional information on Audio, Video, Multimedia and Accessories business

AVM&A results reconciliation

	2012	2013
	1st quarter	1st quarter
AVM&A EBITA	16	(1)
Disentanglement costs	—	(8)
Former AVM&A net costs allocated to
Consumer Lifestyle	8	7
Former AVM&A net costs allocated to
IG&S	10	18
Eliminated amortization other AVM&A intangibles	(4)	—
EBIT discontinued operations	30	16
Income taxes	(12)	(6)
Investment in associates	(3)	—
Net income of discontinued operations	15	10
Number of employees (FTEs)	2,285	1,970

Audio, Video, Multimedia and Accessories business

•

Following the agreement with Funai Electric Co. Ltd, the results of the Audio, Video, Multimedia and Accessories (AVM&A) business to be carved out are reported as discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows. Prior-period comparative figures have been restated accordingly. Consequently, Audio, Video, Multimedia and Accessories sales and EBITA are no longer included in the Consumer Lifestyle and Group financials.

•	The net income of discontinued operations attributable to AVM&A excluding disentanglement charges improved from EUR 15 million to EUR 18 million.

•	The applicable net operating capital of this business is reported under Assets and Liabilities classified as held for sale in the Consolidated balance sheet as of the end of the first quarter of 2013.

•

The EBITA of Consumer Lifestyle includes net costs of EUR 7 million formerly reported as part of the results of this business. The EBITA of Innovation, Group & Services includes net costs of EUR 18 million formerly reported as part of this business.

Q1 2013 Quarterly report	15

Forward-looking statements

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, developments within the euro zone, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2012.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2012.

Use of fair-value measurements

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices do not exist, we estimated the fair values using appropriate valuation models, and when observable market data are not available, we used unobservable inputs. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2012 financial statements. Independent valuations may have been obtained to support management’s determination of fair values.

All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2012, unless otherwise stated.

Prior-period financials have been revised for the treatment of Audio, Video, Multimedia and Accessories as discontinued operations, the adoption of IAS19R, which mainly relates to pension reporting, and adjustments to the quarterly figures of 2012, which have already been included in the Annual Report 2012 (for an explanation we refer to Annual Report section 12.10 “Significant Accounting Policies”).

16	Q1 2013 Quarterly report

An overview of the revised 2012 figures per quarter will become available on the Philips website, in the Investor Relations section.

Q1 2013 Quarterly report	17

Consolidated statements of income

in millions of euros unless otherwise stated

	January to March
	2012		2013
Sales	5,307		5,258
Cost of sales	(3,299)		(3,157)

Gross margin	2,008		2,101

Selling expenses	(1,196)		(1,190)
General and administrative expenses	(199)		(200)
Research and development expenses	(450)		(424)
Other business income	215		26
Other business expenses	(37)		(8)

Income from operations	341		305

Financial income	37		18
Financial expenses	(112)		(101)

Income before taxes	266		222

Income tax expense	(62)		(69)

Income after taxes	204		153

Results relating to investments in associates	(3)		1

Net income from continuing operations	201		154

Discontinued operations - net of income tax	(18)		8

Net income	183		162

Attribution of net income for the period
Net income attributable to shareholders	182		161
Net income attributable to non-controlling interests	1		1

Weighted average number of common shares outstanding
(after deduction of treasury shares) during the period (in thousands):
- basic	923,829	1)	909,450
- diluted	927,841	1)	920,351

Net income attributable to shareholders per common share in euros:
- basic	0.20		0.18
- diluted	0.20		0.17

Ratios
Gross margin as a % of sales	37.8		40.0
Selling expenses as a % of sales	(22.5)		(22.6)
G&A expenses as a % of sales	(3.7)		(3.8)
R&D expenses as a % of sales	(8.5)		(8.1)

EBIT	341		305
as a % of sales	6.4		5.8

EBITA	451		402
as a % of sales	8.5		7.6

1)	Adjusted to make 2012 comparable for the bonus shares (889 thousand) issued in May 2012

18	Q1 2013 Quarterly report

Consolidated balance sheets

in millions of euros unless otherwise stated

	April 1,	December 31,	March 31,
	2012	2012	2013
Non-current assets:
Property, plant and equipment	2,947	2,959	2,971
Goodwill	6,856	6,948	7,028
Intangible assets excluding goodwill	3,942	3,731	3,698
Non-current receivables	127	176	190
Investments in associates	199	177	176
Other non-current financial assets	579	549	571
Deferred tax assets	1,738	1,919	1,931
Other non-current assets	66	94	78

Total non-current assets	16,454	16,553	16,643

Current assets:
Inventories - net	3,819	3,495	3,631
Other current financial assets	—	—	1
Other current assets	411	337	431
Derivative financial assets	129	137	142
Income tax receivable	155	97	87
Receivables	4,714	4,585	4,278
Assets classified as held for sale	80	43	447
Cash and cash equivalents	4,225	3,834	3,066

Total current assets	13,533	12,528	12,083

Total assets	29,987	29,081	28,726

Shareholders’ equity	12,227	11,151	11,160
Non-controlling interests	33	34	37

Group equity	12,260	11,185	11,197

Non-current liabilities:
Long-term debt	3,975	3,725	3,560
Long-term provisions	1,902	2,119	2,074
Deferred tax liabilities	131	92	79
Other non-current liabilities	1,938	2,005	1,983

Total non-current liabilities	7,946	7,941	7,696

Current liabilities:
Short-term debt	1,037	809	1,042
Derivative financial liabilities	528	517	569
Income tax payable	174	200	165
Accounts and notes payable	3,327	2,839	2,904
Accrued liabilities	2,896	3,171	2,935
Short-term provisions	638	837	751
Liabilities directly associated with assets held for sale	52	27	283
Other current liabilities	1,129	1,555	1,184

Total current liabilities	9,781	9,955	9,833

Total liabilities and group equity	29,987	29,081	28,726

Q1 2013 Quarterly report	19

	April 1,	December 31,	March 31,
	2012	2012	2013
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	915,926	914,591	905,381

Ratios
Shareholders’ equity per common share in euros	13.35	12.19	12.33
Inventories as a % of sales	16.9	14.3	15.5
Net debt : group equity	6:94	6:94	12:88
Net operating capital	10,634	9,316	9,969

Employees at end of period	122,008	118,087	117,881
of which discontinued operations	2,285	2,005	1,970

20	Q1 2013 Quarterly report

Consolidated statements of cash flows

in millions of euros

	January to March
	2012	2013
Cash flows from operating activities:
Net income	183	162
Loss from discontinued operations	18	(8)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	336	305
Impairment of goodwill and other non-current financial assets	—	1
Net gain on sale of assets	(184)	(4)
Income from investments in associates	—	(2)
Increase in working capital:	(54)	(463)
Decrease in receivables and other current assets	250	135
Increase in inventories	(221)	(205)
Decrease in accounts payable, accrued and other liabilities	(83)	(393)
Increase in non-current receivables, other assets and other liabilities	(85)	(77)
Increase (decrease) in provisions	27	(98)
Other items	56	(44)

Net cash provided by (used for) operating activities	297	(228)

Cash flows from investing activities:
Purchase of intangible assets	(6)	(2)
Proceeds from sale of intangible assets	160	—
Expenditures on development assets	(76)	(80)
Capital expenditures on property, plant and equipment	(137)	(124)
Proceeds from disposals of property, plant and equipment	388	3
Cash to derivatives and securities	(24)	(72)
Purchase of other non-current financial assets	(152)	—
Proceeds from other non-current financial assets	—	2
Purchase of businesses, net of cash acquired	(241)	(10)
Proceeds from sale of interests in businesses, net of cash disposed of	11	(1)

Net cash used for investing activities	(77)	(284)

Cash flows from financing activities:
Proceeds from (to) issuance of short-term debt	41	(19)
Principal payments on long-term debt	(24)	(22)
Proceeds from issuance of long-term debt	1,137	17
Treasury shares transactions	(154)	(222)

Net cash provided by (used for) financing activities	1,000	(246)

Net cash provided by (used for) continuing operations	1,220	(758)

Cash flow from discontinued operations:
Net cash provided by (used for) operating activities	44	(50)
Net cash used for investing activities	(148)	—

Net cash used for discontinued operations	(104)	(50)

Net cash provided by (used for) continuing and discontinued operations	1,116	(808)

Effect of change in exchange rates on cash and cash equivalents	(38)	40
Cash and cash equivalents at the beginning of the period	3,147	3,834

Cash and cash equivalents at the end of the period	4,225	3,066

Q1 2013 Quarterly report	21

	January to March
	2012	2013
Ratio
Cash flows before financing activities	220	(512)

Net cash paid during the period for
Pensions	(194)	(198)
Interest	(76)	(93)
Income taxes	(81)	(143)

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

22	Q1 2013 Quarterly report

Consolidated statement of changes in equity

in millions of euros

	other reserves
	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	unrealized gain (loss) on available- for-sale financial assets	changes in fair value of cash flow hedges	total	treasury shares at cost	total shareholders’ equity	non-controlling interests	total equity
January to March 2013

Balance as of December 31, 2012	191	1,304	10,724	54	(93)	54	20	(19)	(1,103)	11,151	34	11,185
Net income			161							161	1	162
Net current-period change			(7)	(4)	48	7	7	62		51		51
Reclassifications into income					—	1	(6)	(5)		(5)		(5)

Total comprehensive income			154	(4)	48	8	1	57		207	1	208

Movement non-controlling interest			—							—	2	2
Purchase of treasury shares			—						(258)	(258)		(258)
Re-issuance of treasury shares		(5)	(26)						64	33		33
Share-based compensation plans		23								23		23
Income tax share-based compensation plans		4								4		4

	—	22	(26)						(194)	(198)	2	(196)

Balance as of March 31, 2013	191	1,326	10,852	50	(45)	62	21	38	(1,297)	11,160	37	11,197

Q1 2013 Quarterly report	23

Sectors

in millions of euros unless otherwise stated

Sales and income (loss) from operations

	January to March
		2012			2013
	sales	income from operations		sales	income from operations
		amount	as a % of sales		amount	as a % of sales
Healthcare	2,209	151	6.8	2,127	176	8.3
Consumer Lifestyle	923	197	21.3	1,003	84	8.4
Lighting	2,015	2	0.1	1,975	110	5.6
Innovation, Group & Services	160	(9)	—	153	(65)	—

	5,307	341	6.4	5,258	305	5.8

24	Q1 2013 Quarterly report

Sectors and main countries

in millions of euros

Sales and total assets

	sales		total assets
	January to March		April 1,	March 31,
	2012	2013	2012	2013
Healthcare	2,209	2,127	11,264	11,371
Consumer Lifestyle	923	1,003	3,787	2,837
Lighting	2,015	1,975	7,002	7,163
Innovation, Group & Services	160	153	7,855	6,908

	5,307	5,258	29,907	28,279
Assets classified as held for sale			80	447

			29,987	28,726

Sales and tangible and intangible assets

	sales		tangible and intangible assets1)
	January to March		April 1,	March 31,
	2012	2013	2012	2013
Netherlands	146	146	841	874
United States	1,581	1,506	8,209	8,135
China	565	607	1,092	1,141
Germany	303	310	249	274
Japan	305	307	562	495
France	222	213	96	88
United Kingdom	164	170	618	578
Other countries	2,021	1,999	2,078	2,112

	5,307	5,258	13,745	13,697

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill

Q1 2013 Quarterly report	25

Pension costs

in millions of euros

Specification of pension costs

	January to March
	2012			2013
	Netherlands	other	total	Netherlands	other	total
Defined- benefit plans

Pensions
Current service cost	44	22	66	48	20	68
Interest expense	—	19	19	—	16	16
Interest income	(1)	—	(1)	(1)	—	(1)

Total	43	41	84	47	36	83
of which discontinued operations	—	1	1	1	—	1
Retiree Medical
Current service cost	—	1	1	—	1	1
Interest expense	—	3	3	—	3	3

Total	—	4	4	—	4	4
Defined- contribution plans
Cost	3	37	40	2	40	42
of which discontinued operations	1	1	2	—	—	—

26	Q1 2013 Quarterly report

Reconciliation of non-GAAP performance measures

in millions of euros unless otherwise stated

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.

Sales growth composition

in %

	January to March
	comparable growth	currency effects	consolidation changes	nominal growth
2013 versus 2012
Healthcare	(1.3)	(2.4)	—	(3.7)
Consumer Lifestyle	9.8	(1.1)	—	8.7
Lighting	(0.5)	(1.4)	(0.1)	(2.0)
Innovation, Group & Services	(4.0)	(0.4)	—	(4.4)

Philips Group	0.9	(1.8)	—	(0.9)

EBITA (or Adjusted income from operations) to Income from operations (or EBIT)

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	IG&S
January to March 2013
EBITA (or Adjusted income from operations)	402	222	98	147	(65)
Amortization of intangibles1)	(97)	(46)	(14)	(37)	—

Income from operations (or EBIT)	305	176	84	110	(65)

January to March 2012
EBITA (or Adjusted income from operations)	451	202	211	46	(8)
Amortization of intangibles1)	(110)	(51)	(14)	(44)	(1)

Income from operations (or EBIT)	341	151	197	2	(9)

1)	Excluding amortization of software and product development

Composition of net debt to group equity

	April 1, 2012	March 31, 2013
Long-term debt	3,975	3,560
Short-term debt	1,037	1,042

Total debt	5,012	4,602
Cash and cash equivalents	4,225	3,066

Net debt (cash) (total debt less cash and cash equivalents)	787	1,536

Shareholders’ equity	12,227	11,160
Non-controlling interests	33	37

Group equity	12,260	11,197

Net debt and group equity	13,047	12,733

Net debt divided by net debt and group equity (in %)	6	12
Group equity divided by net debt and group equity (in %)	94	88

Q1 2013 Quarterly report	27

Reconciliation of non-GAAP performance measures (continued)

in millions of euros

Net operating capital to total assets

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	IG&S
March 31, 2013
Net operating capital (NOC)	9,969	7,888	1,092	4,664	(3,675)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,740	2,916	1,424	1,780	3,620
- intercompany accounts	—	149	79	144	(372)
- provisions	2,825	330	242	554	1,699
Include assets not comprised in NOC:
- investments in associates	176	88	—	21	67
- other current financial assets	1	—	—	—	1
- other non-current financial assets	571	—	—	—	571
- deferred tax assets	1,931	—	—	—	1,931
- cash and cash equivalents	3,066	—	—	—	3,066

	28,279	11,371	2,837	7,163	6,908
Assets classified as held for sale	447

Total assets	28,726

April 1, 2012
Net operating capital (NOC)	10,634	8,039	1,215	5,004	(3,624)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,992	2,761	2,160	1,587	3,484
- intercompany accounts	—	83	40	87	(210)
- provisions	2,540	294	372	300	1,574
Include assets not comprised in NOC:
- investments in associates	199	87	—	24	88
- other non-current financial assets	579	—	—	—	579
- deferred tax assets	1,738	—	—	—	1,738
- cash and cash equivalents	4,225	—	—	—	4,225

	29,907	11,264	3,787	7,002	7,854
Assets classified as held for sale	80

Total assets	29,987

28	Q1 2013 Quarterly report

Reconciliation of non-GAAP performance measures (continued)

in millions of euros

Composition of cash flows

	January to March
	2012	2013
Cash flows provided by (used for) operating activities	297	(228)
Cash flows used for investing activities	(77)	(284)

Cash flows before financing activities	220	(512)

Cash flows provided by (used for) operating activities	297	(228)
Net capital expenditures:	329	(203)
Purchase of intangible assets	(6)	(2)
Proceeds from sale of intangible assets	160	—
Expenditures on development assets	(76)	(80)
Capital expenditures on property, plant and equipment	(137)	(124)
Proceeds from sale of property, plant and equipment	388	3

Free cash flows	626	(431)

Q1 2013 Quarterly report	29

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated

	2012				2013
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	5,307	5,570	5,821	6,759	5,258
% increase	8	15	16	9	(1)
EBITA	451	339	366	(50)	402
as a % of sales	8.5	6.1	6.3	(0.7)	7.6
EBIT	341	229	254	(176)	305
as a % of sales	6.4	4.1	4.4	(2.6)	5.8
Net income (loss)	183	102	105	(420)	162

Net income (loss) - shareholders per common share in euros - basic	0.20	0.11	0.11	(0.46)	0.18

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	5,307	10,877	16,698	23,457	5,258
% increase	8	11	13	12	(1)
EBITA	451	790	1,156	1,106	402
as a % of sales	8.5	7.3	6.9	4.7	7.6
EBIT	341	570	824	648	305
as a % of sales	6.4	5.2	4.9	2.8	5.8
Net income (loss)	183	285	390	(30)	162
Net income (loss) - shareholders per common share in euros - basic	0.20	0.31	0.42	(0.04)	0.18
Net income (loss) from continuing operations as a % of shareholders’ equity	6.3	4.3	4.0	(0.6)	5.8

	period ended 2012						period ended 2013
Inventories as a % of sales1)	16.9	17.2	16.9	14.3	15.5
Inventories excluding discontinued operations	3,623	3,812	3,877	3,359	3,629

Net debt : group equity ratio	6:94	13:87	11:89	6:94	12:88
Total employees (in thousands)	122	122	121	118	118
of which discontinued operations	2	2	2	2	2

1)	Excludes discontinued operations for both inventories and sales figures

Information also available on Internet, address: www.philips.com/investorrelations

30	Q1 2013 Quarterly report

© 2013 Koninklijke Philips Electronics N.V.	http://www.philips.com/investorrelations
All rights reserved.